

July 2, 2009

Mr. Cody Love
Chief Executive Officer
On Demand Heavy Duty Corp.
9916 Elbow Drive SW
Calgary, Alberta, Canada T2V 1M5

      Re: On Demand Heavy Duty Corp.
               Form S-1 Filed June 3, 2009
               File No. 333-159693

Dear Mr. Love:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Filed June 3, 2009

General

1.   We note that you are registering 53.8% of your outstanding common stock and that the selling stockholders are affiliates (see page 17 of the Form S-1). In this regard, we also note your statements on page 19:
-     "We expect to complete <u>our</u> public offering [emphasis added]";
-     "We intend to concentrate all our efforts on raising capital during this period"; and

● "We do not plan to begin business operations until we complete <u>our</u> public offering [emphasis added]."

Given the size of the offering and nature of the selling shareholders, tell us why you believe that this is a secondary rather than a primary offering. Please see Compliance and Disclosure Interpretation 612.09 at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

In the alternative, revise the cover page of your filing to identify the selling stockholders as underwriters as required by Item 501(b)(8) of Regulation S-K. Please also revise your Plan of Distribution disclosure on page 7 to identify the selling stockholders as underwriters as required by Item 508 of Regulation S-K. Also, revise the disclosure to state that the shares will sell at a fixed price regardless of whether your stock becomes quoted on the OTCBB as you are not eligible to conduct a primary "at-the-market' offering. See Rule 415(a)(1)(x) under the Securities Act.

2.   Please monitor your need to update your financial statements and auditor's consent.

Summary, page 5

3.   We note your statement here that you "intend to commence operations in the business of consulting oil & gas exploration companies who are interested in obtaining new exploration and production license of oil and gas properties in Russia." By contrast, in the Description of Business section beginning on page 13, you state a different business intention, "to provide mechanical services to North American oil, gas and mineral exploration and development companies who do not have sufficient mechanical staff or are in need of specialized repairs in remote areas. Our focus will be on the Oil and Gas industry in Alberta with future plans of expanding into mining and the provinces of Manitoba and Saskatchewan." Please reconcile these statements.

Summary Financial Information, page 6

4.   Please correct this information to include your liabilities at April 30, 2009 as disclosed on your Balance Sheet.

Risk Factors, page 6

5.   You state here that you had cash on hand of $21,900 and an accumulated deficit of $1,000 at April 30, 2009. Your balance sheet indicates that you had cash of $20,390 and an accumulated deficit of $2,038. Please correct this apparent inconsistency.

6.   You state here that you have sufficient cash to continue operations for one year with your current funding, yet you go on to say that you require additional funding for general administrative costs and marketing costs. Revise your disclosure to clarify how much cash you will need to operate for one year under your current business plan and what business activities that plan includes. Clarify here and within your description of business section your specific capital needs, including the amount of money you will require to acquire and outfit the two vehicles that you describe on page 15 and page 19, and how you expect to raise these funds.

7.   Expand your disclosures on page 7 regarding Mr. Love's lack of training in financial accounting and management to indicate that this lack of training may result in a material misstatement of your financial statements.

8.   Further expand your disclosures to indicate that your lack of accounting personnel may result your being unsuccessful in maintaining effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements of your financial statements.

9.   Given Mr. Love's lack of training in financial accounting and management, explain to us how you believe that Mr. Love will be able to monitor financial controls and provide accurate financial information to investors, or remove this assertion from your disclosure. Explain to us what you mean by your statement that Mr. Love "has been reviewing the financial statements that have been audited and reviewed by our auditors." Explain the nature and extent of Mr. Love's review.

Description of Business, page 15

10.   Please revise to indicate whether there are any off-balance sheet arrangements as to which disclosure would be required pursuant to Item 303(a)(4) of Regulation S-K.

Market, page 15

11.   Explain how you are certain that the majority of 100 small scale companies involved in small scale oil and gas production and exploration in Alberta have insufficient mechanical and in many cases no mechanical staff at all. In this regard, please reference your sources of information.

12.   Tell us the identities of the eight producers that you reference in the first sentence. Provide us with objective support for the statement in the last sentence of the first paragraph.

13.   We note your statements that "The world oil resources are between 200-300 billion tonnes and the world natural gas resources are between 500-550 trillion cubic meters. The oil sands of Alberta alone are reported to contain 1.7 trillion barrels of bitumen in place with over 173 billion barrels that can be produced under current economics and commercial technologies." Please reference your sources of information for these statements.

Marketing, page 15

14.   Provide us with objective party support for your statement that Mr. Love "has a strong network in the oil and gas industry in Alberta."

Revenue, page 16

15.   You have described several sources of revenue that you anticipate that you will generate. However, you have not generated any revenue to date. Please clarify whether you have any contracts in place or active customers that you are currently servicing. If not, please add disclosure which clearly states that you have not generated any revenue to date and that you do not have any current customers or customer contracts and disclose the uncertainties involved with your ability to generate revenue in the future. In addition, discuss how you intend on plan to generate revenue from repair work if you do not currently have any employees other than your sole officer and director.

Plan of Operation, page 19

16.   You state here, "Assuming we raise the minimum amount in this offering, we believe we can satisfy our cash requirements during the next 8 months." Reconcile this with your earlier statement on page 10 which indicates that you will not be receiving proceeds from this transaction. In this regard, also clarify in the next paragraph why there would be a correlation between your public offering and beginning your business operations, given that you are receiving no proceeds from the offering.

17.   You state here, "We do not expect to purchase or sell plant or significant equipment." However, you also state that your $685,000 estimate for set-up and equipment costs includes $500,000 for the purchase of "Two Outfitted Remote Vehicles." Please reconcile these statements and provide more detail as to the nature and cost of the vehicles that will be purchased.

Establish Office and Purchase/Lease Equipment, page 19

18.   Explain the nature and extent of the "contact" that you have made with local
        automotive and mechanical dealers."

Results of Operations For Period Ending April 30, 2009, page 20

19.   Reconcile your statement here, that operating expenses incurred to date total
        $1,000, with your Statement of Operations, which indicates $2,038.

Certain Relationships and Related Transactions, page 23

20.   We note your statement that "None of the following parties has, since our date of
        incorporation, had any material interest, direct or indirect, in any transaction with
        us or in any presently proposed transaction that has or will materially affect us:
        … Any of our directors or officers … [or] Our sole promoter, Cody Love … ."
        Please revise to address Mr. Love's purchase of shares of stock of the company,
        in view of your statement on page 22 that he currently owns 46.1% of the
        company's common stock. Please specify when Mr. Love bought the shares, the
        quantities he bought and the prices at which he purchased the shares.

Financial Statements

Note 2 – Summary of significant accounting policies, page F-6

e) Foreign currency translation, page F-6

21.   Given your disclosure on page 8 that the majority of revenues and expenses will
        be in Canadian dollars, tell us how you determined that your functional currency
        to be the U.S. dollar. Refer to paragraph 5 of SFAS 52.

k) Recent accounting pronouncements, page F-7

22.   Please update your disclosures in this section to provide timely and meaningful
        information to investors. For example, though your financial statements are dated
        April 30, 2009, you indicate that you will adopt SFAS 160 and SFAS 141(R)
        beginning March 1, 2009, and that you will adopt SFAS 159 and SFAS 157 on
        March 1, 2008. Please limit your discussions here to new accounting
        pronouncements.

Note 5 – Related Party Transactions, page F-9

23.   We note your statement that "May 9, 2008, related party loaned the Company
       $528." Please revise to identify the related party who made this loan.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

       You may contact Sandra Eisen at (202) 551-3864 or Christopher White, Branch
Chief, at (202) 551-3461 if you have questions regarding comments on the financial

statements and related matters. Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director